UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August, 2026
Commission File Number: 001-32562
STANTEC INC.
(Translation of registrant’s name into English)
300 – 10220 103 Avenue NW
Edmonton, Alberta
Canada T5J 0K4
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___	Form 40-F X ___

EXHIBIT INDEX

Exhibit Number	Description

99.1	Stantec Inc. Second Quarter 2026 Management’s Discussion and Analysis
99.2	Stantec Inc. Second Quarter 2026 Unaudited Interim Condensed Consolidated Financial Statements
99.3	Certification of Interim Filings – President and Chief Executive Officer
99.4	Certification of Interim Filings – Executive Vice President and Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC. (Registrant)

Date: August 12, 2026	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and CFO